UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated July 29, 2026

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒                  Form 40-F: ☐

Enclosures:

•	Managers Transactions (Pressner)

•	Managers Transactions (Hautala)

Stock exchange release 29 July 2026	1 (1)

Nokia Corporation
Managers’ transactions
29 July 2026 at 18:00 EEST

Nokia Corporation - Managers' transactions (Pressner)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Pressner, Kristen

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 167965/4/4

___________________________________________

Transaction date: 2026-07-29

Venue: XHEL

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 66324 Unit price: 7.8402 EUR

Aggregated transactions (1):

Volume: 66324 Volume weighted average price: 7.8402 EUR

____________________________________________

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 29 July 2026	1 (1)

Nokia Corporation
Managers’ transactions
29 July 2026 at 18:00 EEST

Nokia Corporation - Managers' transactions (Hautala)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Hautala, Mikko

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 167966/4/4

___________________________________________

Transaction date: 2026-07-29

Venue: XHEL

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 7103 Unit price: 7.8402 EUR

Aggregated transactions
(1): Volume: 7103 Volume weighted average price: 7.8402 EUR

____________________________________________

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2026	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Global Head of Corporate Legal